SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34836; File No. 812-15356

The RBB Fund, Inc., et al.

February 17, 2023

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act")

for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under

the Act and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and

17(a)(2) of the Act.

Summary of Application: Applicants request an order ("Order") that permits: (a) The Funds (as

defined in the Applicants' application) to issue shares ("Shares") redeemable in large

aggregations only ("creation units"); (b) secondary market transactions in Shares to occur at

negotiated market prices rather than at net asset value; (c) certain Funds to pay redemption

proceeds, under certain circumstances, more than seven days after the tender of Shares for

redemption; and (d) certain affiliated persons of a Fund to deposit securities into, and receive

securities from, the Fund in connection with the purchase and redemption of creation units. The

relief in the Order would incorporate by reference terms and conditions of the same relief of a

previous order granting the same relief sought by applicants, as that order may be amended from

time to time ("Reference Order").[1]

Applicants: The RBB Fund, Inc.; Summit Global Investments, LLC; and Quasar

Distributors, LLC.

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[1]   Blue Tractor ETF Trust and Blue Tractor Group, LLC, Investment Company Act Rel. Nos. 33682 (Nov. 14, 2019) (notice) and 33710 (Dec. 10, 2019) (order).

<u>Filing Dates</u>: The application was filed on June 22, 2022, and amended on September 26, 2022, November 1, 2022, and November 29, 2022.

<u>Hearing or Notification of Hearing</u>: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by emailing the Commission's Secretary at Secretarys-Office@sec.gov and serving applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on March 14, 2023, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

<u>ADDRESSES</u>: The Commission: Secretarys-Office@sec.gov. Applicants: Steven Plump, The RBB Fund, Inc., splump@rbbfund.com; Jillian L. Bosmann, Esq., Faegre Drinker Biddle & Reath LLP, jillian.bosmann@faegredrinker.com.

<u>FOR FURTHER INFORMATION CONTACT</u>: Stephan N. Packs, Senior Counsel, or Terri G. Jordan, Branch Chief, at (202) 551-6825 (Chief Counsel's Office, Division of Investment Management).

<u>SUPPLEMENTARY INFORMATION</u>: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' third amended and restated application, dated November 29, 2022, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the

SEC's Public Reference Room at (202) 551-8090.

    For the Commission, by the Division of Investment Management, under delegated authority.

                    Sherry R. Haywood
                    Assistant Secretary